February 13, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice Regarding Revisions to the Full-Year Consolidated Business Forecast
 for the Fiscal Year Ending March 31, 2017

MINEBEA MITSUMI Inc. announced today that it has revised as outlined below the full-year consolidated business forecast announced on November 2, 2016 for the fiscal year ending March 31, 2017 (from April 1, 2016 to March 31, 2017) .

1.	Revisions to Full-Year Consolidated Business Forecast for the Fiscal Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)
	Net sales	Operating income	Ordinary income	Income attributable to owners of the parent	Net income per share
	millions of yen	millions of yen	millions of yen	millions of yen	yen
Previous forecast (A)	560,000	45,000	44,000	26,500	70.69
(announced on November 2, 2016)
Revised forecast (B)	630,000	48,000	47,000	38,000	99.12
Difference (B-A)	70,000	3,000	3,000	11,500	―
Difference (%)	12.5	6.7	6.8	43.4	―
(Reference) Results for the fiscal year ended March 31, 2016	609,814	51,438	46,661	36,386	97.26

2.	Reasons for Revisions
We went ahead with the business integration with MITSUMI ELECTRIC CO., LTD. through a share exchange on January 27, 2017, and our company was renamed MINEBEA MITUSMI Inc. as of that date. Given this backdrop, we have revised our consolidated full-year forecast based on our best estimate of the total impact current market conditions as well as our performance during the first nine-month period will have on our operations.

(Note)
The business forecast contained in this press release is made based on information available as of the date of the announcement. The actual results may differ from the forecast due to a variety of factors in the days to come.